EXHIBIT 99.1

N E W S

May 5, 2006	Contact:	John Davison Chief Financial Officer (416) 441-6714

Barbara Henderson Vice President, Corporate Finance (416) 441-4329

FOUR SEASONS HOTELS INC.

REPORTS FIRST QUARTER 2006 RESULTS

Toronto, Canada -- Four Seasons Hotels Inc. (TSX Symbol “FSH”; NYSE Symbol “FS”) today reported its results for the first quarter ended March 31, 2006.

All amounts disclosed in this news release are in US dollars unless otherwise noted. Endnotes can be found at the end of this news release.

Highlights of the First Quarter of 2006

For the three months ended March 31, 2006, as compared to the same period in 2005:

Hotel and Resort Operating Results:

•	RevPAR[1] at our worldwide Core Hotels[2] increased 11.7%. RevPAR at our US Core Hotels increased 12.6%.
•	Gross operating margins[3] at our worldwide Core Hotels increased 250 basis points to 32.4%. At our US Core Hotels, gross operating margins increased 210 basis points to 30.2%.
•

Revenues under management increased 15.1% to $692.3 million. We had approximately 17,500 rooms under management in the first quarter of 2006, as compared to approximately 16,500 rooms in the first quarter of 2005.

“We are very pleased with our operating results in the first quarter, which reflect continued strong travel demand, particularly for luxury travel experiences. We are also pleased with the strong profitability improvements at the hotels and resorts we manage,” commented Isadore Sharp, Chairman and Chief Executive Officer. “Recently opened properties in Hong Kong, Geneva, Palo Alto and a new tented camp in the Golden Triangle, Thailand are garnering immediate critical acclaim and a strong positive customer response, which further enhances the Four Seasons brand.”

Company Operating Results:

•	Overall, we recorded net earnings of $13.4 million ($0.36 basic and diluted earnings per share), compared to net earnings of $5.2 million ($0.14 basic and diluted earnings per share).
•	As a result of improved results at properties under our management and an increase in the number of rooms under management, hotel management fees increased 23.1%.
•	Base fees increased 12.1%, generally in line with RevPAR improvements for the quarter.
•

As a result of improved profitability and the addition of new properties under our management, incentive fees increased 50.3%. Incentive fees from resorts under our management had the most significant year over year increase.

•	Other fees improved 44.7%, primarily as a result of an increase in branded residential royalty fees.
•	Operating earnings before other items[4] increased $8.4 million to $20.5 million.

“We are pleased with the growth in our management fees. Our financial results are tracking with the operational improvements at the properties we manage,” said John Davison, Chief Financial Officer. “Our base fees increased generally in line with the overall RevPAR performance of properties under our management, which was ahead of our expectations.

Expanding and Refining the Portfolio:

•	Negotiations continue with the owner of the Ritz-Carlton Chicago concerning the sale of that property and potential cessation of our management on acceptable terms.
•	Since the beginning of the year, we have announced new projects in the following five locations: Barbados, Macau, Seychelles, Shanghai and Taipei.

“We are delighted with the strength of our development pipeline, which continues to grow in depth and breadth,” said Kathleen Taylor, President Worldwide Business Operations. “Each of these new locations will be exciting additions to our portfolio and will help support the future growth of the Company”.

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1

RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

2

The term “Core Hotels” means hotels and resorts under management for the full year of both 2006 and 2005. However, if a “Core Hotel” has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a “Core Hotel” in either year. Changes from the 2005/2004 Core Hotels are the additions of Four Seasons Resort Scottsdale at Troon North, Four Seasons Resort Whistler, Four Seasons Resort Costa Rica at Peninsula Papagayo, Four Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the deletion of The Regent Kuala Lumpur.

3	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.
4

Operating earnings before other items is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expenses, net plus (v) depreciation and amortization. Operating earnings before other items is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We consider operating earnings before other items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Operating earnings before other items is also used by investors, analysts and our lenders as a measure of our financial performance.

FIRST QUARTER OF 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2006 is provided as of May 5, 2006. It should be read in conjunction with the interim unaudited consolidated financial statements for that period, the audited consolidated financial statements for the year ended December 31, 2005 and the MD&A for that year, including the discussion of risks and uncertainties associated with forward-looking statements. Except as disclosed in this MD&A, as of May 5, 2006, there has been no material change in the information disclosed in the MD&A for the year ended December 31, 2005. A summary of total revenues, net income or loss in total and on a per share basis for the past eight quarters can be found under “Eight Quarter Summary”.

All amounts disclosed in this MD&A are in US dollars unless otherwise noted. Endnotes can be found at the end of this document.

Operational and Financial Review and Analysis

Hotel and Resort Operating Results

Consistent with industry practices, we track RevPAR1 on a US dollar basis, and all numbers noted below reflect that practice unless otherwise noted. For the first quarter of 2006, RevPAR of our worldwide Core Hotels2 increased 11.7%, as compared to the first quarter of 2005, reflecting improvements in each of the regions in which we manage hotels and resorts. This increase in RevPAR was attributable to a 7.2% improvement in achieved room rates and a 270 basis point increase in overall occupancy.

Gross operating revenues of our worldwide Core Hotels increased 9.4% in the first quarter of 2006, as compared to the first quarter of 2005. The improvements in revenue, combined with continued cost management efforts at the properties under our management, resulted in a 18.6% and 250 basis point increase in gross operating profits3 and gross operating margins4, respectively.

With respect to our Core Hotels, the United States represents the most significant geographic area to us, contributing 50.5% of revenues under management for the first quarter of 2006, followed by Other Americas/Caribbean (17.9%), Europe (13.2%), Asia/Pacific (12.3%) and the Middle East (6.1%). The following tables highlight the results of operations for our Core Hotels in each of these regions.

United States Region

	Results for First Quarter 2006, as compared to First Quarter 2005
	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Increase	Percentage Increase	Percentage Increase	Margin	Basis Point Improvement
First Quarter	301	12.6%	11.6%	20.2%	30.2%	210

The increase in RevPAR was attributable to an 8.3% increase in achieved room rates in the region and a 290 basis point improvement in occupancy. Virtually all of the hotels and resorts in this region experienced RevPAR improvements. In particular, properties under management in Atlanta, Houston, New York, San Francisco and Maui had very strong RevPAR improvements relative to the average for the U.S. region. As a result of improvements in RevPAR, gross operating profits and gross operating margins increased 20.2% and 210 basis points, respectively.

Other Americas/Caribbean Region

	Results for First Quarter 2006, as compared to First Quarter 2005
	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Increase	Percentage Increase	Percentage Increase	Margin	Basis Point Improvement
First Quarter	303	13.1%	14.0%	19.8%	36.9%	170

The majority of the properties under management in this region experienced RevPAR improvements as the result of an increase in achieved room rates and occupancy. Properties under management in Buenos Aires, Costa Rica, and Whistler had particularly strong RevPAR improvements relative to the average for the region. RevPAR at properties under management in Exuma and Nevis declined slightly mostly due to the unusually warm weather on the US Eastern Seaboard, which had a negative impact on travel to these resorts. On a local currency basis, RevPAR improved 11.8%. As a result of improvements in RevPAR, gross operating profits and gross operating margins increased 19.8% and 170 basis points, respectively.

Europe Region

	Results for First Quarter 2006, as compared to First Quarter 2005
	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Increase	Percentage Increase	Percentage Increase	Margin	Basis Point Improvement
First Quarter	307	15.6%	2.1%	20.3%	25.0%	370

RevPAR changes in the European Core Hotels were mixed. RevPAR increases at the properties under management in Dublin, Lisbon, London, Milan and Paris were the result of increases in achieved room rates. However certain other properties under management in the European region (in particular in Prague and Terre Blanche) experienced RevPAR declines due in part to a decline in achieved room rates. On a local currency basis, RevPAR increased 25.5%, reflecting an 11.0% increase in achieved room rates in local currency, versus 2.2% in US dollars. Gross operating profits increased 20.3% (31.1% on a local currency basis), and gross operating margins improved 370 basis points due to improvements in overall occupancy and achieved room rates.

Middle East Region

	Results for First Quarter 2006, as compared to First Quarter 2005
	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Increase	Percentage Increase	Percentage Increase	Margin	Basis Point Improvement
First Quarter	182	14.4%	14.6%	20.5%	52.1%	260

With the exception of Sharm el Sheikh, where business was adversely affected by the lingering effect of the July 2005 bombings in that area, all of the properties under management in the Middle East region had RevPAR improvements. The increase in RevPAR was driven almost entirely by a 14.9% increase in achieved room rates. Four Seasons Hotel Cairo Nile Plaza and Four Seasons Hotel Riyadh had particularly strong RevPAR improvements, as compared to the average for the region. On a local currency basis, RevPAR improved 12.4%. Gross operating profits increased 20.5% (18.4% on a local currency basis). Gross operating margins increased 260 basis points as a result of the improvement in achieved room rate.

Asia/Pacific Region

	Results for First Quarter 2006, as compared to First Quarter 2005
	RevPAR		Gross Operating Revenue (GOR)	Gross Operating Profit (GOP)	Gross Operating Margin
	$	Percentage Increase	Percentage Increase	Percentage Increase	Margin	Basis Point Improvement

First Quarter	132	3.0%	0.7%	8.6%	32.6%	240

RevPAR increased 3.0% (6.1% on a local currency basis). RevPAR changes in the Asia/Pacific region were mixed. Properties under management in Bangkok and Singapore experienced strong RevPAR improvements. However, other properties in the region experienced flat RevPAR or a decline in RevPAR. In particular, the resorts in Bali experienced lower demand during the first quarter of 2006. Gross operating profits improved 8.6% (11.5% on a local currency basis) and gross operating margins increased 240 basis points, mainly as the result of improved operating results at properties under management in Bangkok and Singapore.

Company Operating Results

Our strategy has been to focus on hotel management rather than hotel ownership. Over the past few years, we have reduced our ownership interests such that Four Seasons Hotel Vancouver is our only remaining hotel whose results we currently consolidate. As a result, commencing January 1, 2006, corporate expenses have been included in general and administrative expenses in the consolidated statements of operations for the three months ended March 31, 2006. Corporate expenses for the three months ended March 31, 2005 that previously were included in our Ownership Operations segment have been reclassified to the Management Operations segment and included in general and administrative expenses in the consolidated statements of operations. Attached are supplementary schedules including prior quarters in 2005 (see “Schedule A”) and 2004 (see “Schedule B”) reflecting this reclassification.

Revenues

(in millions of dollars)	Three months ended March 31,			Dollar Change	Percentage Change
	2006	2005		2006 over 2005	2006 over 2005
Hotel management fees
Base	$19.7	$ 17.6		$2.1	12.1%
Incentive	10.7	7.1		3.6	50.3%
Subtotal	30.4	24.7		5.7	23.1%
Other fees	5.3	3.7		1.6	44.7%
Subtotal	35.7	28.4		7.3	25.9%
Hotel ownership revenues	5.5	20.5	*	(15.0)	(73.3%)
Reimbursed costs[5]	16.4	14.2		2.2	15.6%
Total revenues	$57.6	$63.1	*	($5.5)	(8.7%)

*        Included in 2005 were the 100% consolidated results of The Pierre.

Hotel Management Fees

Base Fees

Base fees increased $2.1 million (from $17.6 million to $19.7 million) for the quarter ended March 31, 2006, as compared to the quarter ended March 31, 2005. Of the $2.1 million increase in base fees, base fees from Core Hotels contributed $1.4 million or 66.2% of the increase. The increase in base fees from Core Hotels in the three months ended March 31, 2006 represented a 8.7% increase over the base fees generated from Core Hotels in the first quarter of 2005. Properties that opened in 2005 and 2006 contributed base fees of $1.4 million in the first quarter of 2006, as compared to nil in the same period in 2005. The increase in base fees in the quarter was moderated slightly by a $0.5 million reduction in base fees from properties no longer under management.

Incentive Fees

For the quarter ended March 31, 2006, incentive fees increased $3.6 million, as compared to the same period in 2005. The incentive fees earned from properties that opened in 2005 and 2006 represented $1.3 million of the increase. Incentive fees were earned from 38 of the 70 hotels and resorts under management for the first quarter of 2006, as compared to 36 of the 65 hotels and resorts under management in the same period in 2005. The strong increase in incentive fees was primarily due to strong operating results at many of the resorts under management.

Typically, the incentive fees we receive from the properties under our management are reconciled on an annual basis to the actual full year operating results at a particular property. On a quarterly basis, we recognize incentive fees that would be calculated under the incentive fee formula as if the particular management contract was terminated at the relevant reporting date. If a property’s profitability decreases in a subsequent quarter (due mainly to seasonal differences), the incentive fee accrued in a previous quarter may be reduced or eliminated. Based on our current outlook and historical patterns, we expect that a portion of the incentive fees accrued during the first quarter of 2006, primarily related to resorts under management, may be reversed in subsequent quarters.

Other Fees

Other fees include royalty and management fees from our residential business, fees we earn during the development of our hotels and resorts, capital procurement fees and other miscellaneous fees. For the three months ended March 31, 2006, other fees increased 44.7% or $1.6 million, to $5.3 million as compared to the same period in 2005. The increase in other fees for the first quarter of 2006, as compared to the same period in 2005, was attributable to royalty fees related to the sale of branded residences in Miami and San Francisco. Royalty fees earned on the sale of branded residences will vary period to period based on the volume of sales closing in those periods, and these fluctuations may be significant.

Hotel Ownership Revenues

We have a 100% leasehold interest in the Four Seasons Hotel Vancouver and, as a result, we consolidate the results of that hotel. During the first half of 2005, we also had a 100% leasehold interest in The Pierre and consolidated the results of that property. We assigned the lease of The Pierre to a third party at the end of June 2005 and, as a result, we ceased to consolidate that property at that time. Our investment strategy is not to hold any majority interests in properties. However, Four Seasons Hotel Vancouver is a long-term leasehold interest that was established at an earlier stage in our development. We continue to review our options for the Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our operation of, or investment in, this hotel. There can be no assurance that acceptable alternative arrangements will be found with respect to this hotel or as to the terms of any such alternative arrangements.

In the first quarter of 2006, the decline in hotel ownership revenue was primarily related to our owning and consolidating 100% of The Pierre during the first quarter of 2005 and our not owning and not consolidating it during the first quarter of 2006. Hotel ownership revenue for the first quarter of 2006 relates to the Four Seasons Hotel Vancouver only. Revenue at that property increased modestly relative to the first quarter of 2005, primarily as the result of a 720 basis point improvement in occupancy.

Reimbursed Costs

Reimbursed costs, which primarily represents sales, marketing, advertising and central reservation expenses, are generally incurred on a cost-recovery basis to us and are a function of the revenues under our management. For the three months ended March 31, 2006, reimbursed costs increased $2.2 million or 15.6%, as compared to the corresponding period in 2005. The increase was due in part to a larger portfolio of properties, as compared to the same period in 2005.

Expenses

General and Administrative Expenses

As discussed above, general and administrative expenses include amounts that were previously classified as corporate expenses. General and administrative expenses increased 11.9% to $14.2 million from $12.7 million in the first quarter of 2006, as compared to the same period in 2005. The majority of our general and administrative expenses are in Canadian dollars and, accordingly, a portion of the increase for the first quarter of 2006, as compared to the same period in 2005, was attributable to the US dollar having declined relative to the Canadian dollar (average Canadian/US foreign exchange rate: first quarter 2006 - $1.15421; 2005 - $1.22652). For the first quarter of 2006, general and administrative expenses increased 5.4% on a Canadian dollar basis as compared to the same period in 2005.

Hotel Ownership Cost of Sales and Expenses

As discussed above, we consolidate 100% of the operations of Four Seasons Hotel Vancouver, and until June 30, 2005 we also consolidated the operations of The Pierre. Hotel ownership cost of sales and expenses declined 73.0% to $6.5 million in the first quarter of 2006, from $24.1 million during the first quarter of 2005 primarily as a result of the operations of The Pierre being consolidated during the first quarter of 2005 and not being consolidated during the first quarter of 2006. Costs of sales and expenses at Four Seasons Hotel Vancouver increased 7.4% in the first quarter of 2006, as compared to the same period in 2005, primarily as a result of higher labour costs related to the improvement in occupancy. Overall, our net loss from hotel ownership declined from $3.6 million in the first quarter of 2005 to $1.0 million in the first quarter of 2006.

Operating Earnings Before Other Items6

As a result of the items described above, operating earnings before other items were $20.5 million in the first quarter of 2006 as compared to $12.1 million in the same period in 2005. Excluding hotel ownership revenues, hotel ownership cost of sales and expenses and reimbursed costs, our profit margin on our management business was as follows:

(in millions of dollars)	Three months ended March 31,
	2006	2005
Hotel management fees	$30.4	$24.7
Other fees	5.3	3.7
Subtotal	35.7	28.4
General and administrative expenses (including corporate expenses as discussed above)	(14.2)	(12.7)
Total	$21.5	$15.7
Profit margin	60.1%	55.2%

Other Expenses, Net

For the first quarter of 2006, other expenses, net was $0.8 million, as compared to $2.7 million for the same period in 2005.

(in millions of dollars)	Three months ended March 31,
	2006	2005
Foreign exchange loss	$0.5	$0.4
Loss on disposition of assets	-	0.4
Asset provision and write downs	0.3	1.9
Other expenses, net	$0.8	$2.7

Foreign Exchange

Other expenses for the first quarter of 2006 included a foreign exchange loss of $0.5 million, as compared to a loss of $0.4 million for the same period in 2005.

The net foreign exchange loss in 2006 and 2005 related primarily to the foreign currency translation gains and losses on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries.

The majority of our general and administrative expenses are incurred in Canadian dollars, while the majority of fee revenues and cash balances are in US dollars. We also incur Canadian dollar capital funding requirements, which are primarily attributable to our corporate office expansion. Accordingly, in December 2005 we began selling forward US dollars for conversion to Canadian dollars.

As at March 31, 2006, we had contracts in place to sell forward $24.6 million at a weighted average exchange rate of 1.156 at various maturities extending to June 2006. Subsequent to March 31, 2006, we have extended the program to sell forward an additional $28.8 million with maturities extending to October 2007, at a weighted average rate of 1.137. Although these forward contracts relate to our general and administrative expenses and capital funding requirements, for accounting purposes they are “marked-to-market”, with the corresponding gains or losses included in “Other Expenses, Net”. The mark-to-market loss on these contracts for the three months ended March 31, 2006 was $0.1 million.

While this program of selling forward US dollars allows us to predict the cost in US dollars of the majority of our Canadian dollar general and administrative expenses and capital requirements, it will not eliminate the impact of foreign currency fluctuations related to our management fees in currencies other than US dollars. It will also not eliminate foreign currency gains and losses related to un-hedged net monetary assets and liability positions. As such, our consolidated results will continue to include gains and losses related to foreign currency fluctuations. The impact of foreign currency gains and losses has been material in the past and could continue to be material in the future.

Interest Income and Interest Expense

The $0.6 million increase in interest income for the quarter ended March 31, 2006, as compared to the same period in 2005, was primarily attributable to higher deposit interest rates.

The $0.6 million increase in interest expense was primarily attributable to the interest expense accrued relating to the currency and interest rate swap agreement we entered into in the second quarter of 2005 related to the convertible senior notes. These arrangements are more fully described in the MD&A for the year ended December 31, 2005. The effective interest rate on the convertible senior notes in the first quarter of 2006 was approximately 5.5%, which represents $3.0 million of interest expense for that period.

Income Tax Expense

Our income tax expense during the first quarter of 2006 was $4.3 million (effective tax rate of 24.5%), as compared to income tax expense of $1.9 million (effective tax rate of 26.8%), for the same period in 2005.

Net Earnings and Earnings per Share

For the reasons outlined above, net earnings for the quarter ended March 31, 2006 were $13.4 million ($0.36 basic and diluted earnings per share), as compared to net earnings of $5.2 million ($0.14 basic and diluted earnings per share) for the quarter ended March 31, 2005.

Adjusted Net Earnings and Adjusted Earnings per Share

In the first quarter of 2005, we recorded $2.7 million of other expenses related to losses on the disposition of minority investments and a foreign exchange loss, as compared to $0.8 million in other expenses in the first quarter of 2006.

Adjusting for these items, adjusted net earnings are as follows:

(in millions of dollars)	Three months ended March 31,
	2006	2005
Net earnings	$13.4	$5.2
Other expense	0.8	2.7
Tax effect of adjustments	(0.1)	(0.5)
Adjusted net earnings	$14.1	$7.4
Adjusted basic earnings per share	$0.38	$0.20
Adjusted diluted earnings per share	$0.38	$0.19

Adjusted net earnings is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers and should not be considered as an alternative to net earnings, cash flow from operating activities or any other measure of performance prescribed by Canadian GAAP. Our adjusted net earnings may also not be comparable to adjusted net earnings used by other companies, which may be calculated differently. We consider adjusted net earnings to be a meaningful indicator of our operations, and we use it as a measure to assess our operating performance. Adjusted net earnings is also used by investors, analysts, and our lenders as a measure of our financial performance. As a result, we have chosen to provide this information.

Eight Quarter Summary

(in millions of dollars except per share amounts)	First Quarter		Fourth Quarter		Third Quarter		Second Quarter
	2006	2005	2005	2004	2005	2004	2005	2004
Total revenues	$57.6	$63.1	$58.5	$69.5	$52.2	$63.3	$74.5	$71.4
Operating earnings before other items	$20.5	$12.1	$12.3	$14.7	$11.7	$14.9	$20.1	$20.5
Net earnings (loss)	$13.4	$5.2	$(37.8)	$12.8	$(11.4)	$(8.5)	$15.8	$12.8
Basic earnings (loss) per share[8]	$0.36	$0.14	$(1.03)	$0.35	$(0.31)	$(0.24)	$0.43	$0.36
Diluted earnings (loss) per share[7]	$0.36	$0.14	$(1.03)	$0.34	$(0.31)	$(0.24)	$0.42	$0.34

(in millions of dollars except per share amounts)	First Quarter		Fourth Quarter		Third Quarter		Second Quarter

Average Canadian/US foreign exchange rate used for specified quarter	1.15421	1.22652	1.17478	1.22033	1.20687	1.30758	1.24401	1.35860

Liquidity and Capital Resources

As at March 31, 2006, our cash and cash equivalents were $245.3 million, as compared to $242.2 million as at December 31, 2005. Our investments in cash and cash equivalents are highly liquid, with original maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

We have a committed bank credit facility of $125 million, which expires September 2007. Borrowings under this credit facility bear interest at LIBOR plus a spread ranging between 0.875% and 2.25% in respect of LIBOR-based borrowings (prime rate plus a spread ranging between nil and 1.25% in respect of prime rate borrowings), depending upon certain criteria specified in the credit agreement. As at March 31, 2006, no amounts were borrowed under the credit facility. However, approximately $1.6 million of letters of credit were issued under the facility. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities, this bank credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

As discussed in the MD&A for the year ended December 31, 2005, we have contractual obligations, guarantees and other commitments, including certain lease commitments. There has been no material change to these commitments through the first quarter of 2006.

Cash Flows

Cash from Operations

The increase in cash from operations of $10.3 million in the first quarter of 2006, as compared to the same period in 2005, resulted primarily from higher earnings generated from our management business and lower losses incurred by hotel ownership, changes of $2.8 million in non-cash working capital, and a $1.3 million reduction in income taxes paid.

Investing Activities

Long-Term Receivables

In the first quarter of 2006, we advanced $2.3 million, in the aggregate, as long-term receivables to properties under our management. Also in the first quarter of 2006, we were repaid $7.9 million, in the aggregate, of our long-term receivables, including repayments related to properties under our management in Washington and Shanghai.

In the first quarter of 2005, we advanced $20.8 million, in the aggregate, as long-term receivables to properties under our management and were repaid $0.3 million of our long-term receivables.

Investments in Hotel Partnerships and Corporations

To fund capital requirements in properties in which we have an interest (primarily properties under construction or development), we invested $0.5 millionin the first quarter of 2006. In the first quarter of 2006, we were also repaid $2.3 million relating to our equity interest in a property under our management.

During the first quarter of 2006, we contributed our equity interest in a property under our management in exchange for a management contract enhancement of approximately the same fair value. No gain or loss was recorded in connection with this transition.

In the first quarter of 2005, we invested $7.2 million in properties in which we have an interest and were repaid $5.3 million relating to one of our equity interests.

Investment in Management Contracts

In the first quarters of 2006 and 2005, we funded an aggregate of $4.0 million and $0.1 million, respectively, related to our investments in management contracts.

Fixed Assets

Our capital expenditures were $5.6 million for the quarter ended March 31, 2006, as compared to $3.6 million for the same period in 2005. In 2004, we commenced construction on our Toronto corporate office expansion, which is scheduled to be completed during 2006. In the first quarters of 2006 and 2005, capital expenditures related to this expansion were $5.4 million and $2.6 million, respectively.

Outstanding Share Data

Designation	Outstanding as at May 4, 2006
Variable Multiple Voting Shares[1]	3,725,698
Limited Voting Shares	33,030,478
Options to acquire Limited Voting Shares[2]:
Outstanding	4,393,243
Exercisable	3,416,929
Convertible Senior Notes issued June 2004 and due 2024[3]	$251.4 million[4]
1	Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.
2

As disclosed in note 11(a) to our annual consolidated financial statements for the year ended December 31, 2005, pursuant to an agreement approved by the shareholders in 1989, Four Seasons has agreed to make a payment to Mr. Isadore Sharp on an arm’s length sale of control of Four Seasons Hotels Inc. that is calculated by reference to the consideration received per Limited Voting Share in the transaction and the total number of Variable Multiple Voting Shares and Limited Voting Shares outstanding at the time of sale.

3	The terms of the convertible senior notes are more fully described in our MD&A for the year ended December 31, 2005.
4	This amount is equal to the issue price of the convertible senior notes issued in June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.

Looking Ahead

If the travel trends that we experienced in 2005 and the first quarter of 2006 continue, and based on current demand reflected in our reservation activity, we expect RevPAR for worldwide Core Hotels in the second quarter of 2006 and the full year 2006 to increase in the range of 9% to 11%, as compared to the corresponding periods in 2005. We expect that this improvement will result from occupancy and rate improvements in all geographic regions. If these anticipated trends continue and we meet our expectations for cost management, we expect gross operating margins of our worldwide Core Hotels to increase in the range of 200 to 225 basis points for the full year of 2006, as compared to the full year of 2005. Accordingly, based on the current hotel operating outlook, we expect hotel management fee revenue to grow for the full year 2006 by approximately 15%.

Changes in Accounting Policies

During the three months ended March 31, 2006, we adopted The Canadian Institute of Chartered Accountants’ (“CICA”) new accounting standard on non-monetary transactions, as discussed in note 1 to the interim consolidated financial statements. This standard was to be implemented for non-monetary transactions initiated on or after January 1, 2006. The adoption of this standard did not have a material impact on our consolidated financial statements.

Additional Information

Additional information about us (including our most recent annual information form, annual MD&A and our audited financial statements for the year ended December 31, 2005) is available on our website at www.fourseasons.com/investor, and on SEDAR at www.sedar.com.

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1

RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

2

The term “Core Hotels” means hotels and resorts under management for the full year of both 2006 and 2005. However, if a “Core Hotel” has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a

“Core Hotel” in either year. Changes from the 2005/2004 Core Hotels are the additions of Four Seasons Resort Scottsdale at Troon North, Four Seasons Resort Whistler, Four Seasons Resort Costa Rica at Peninsula Papagayo, Four Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the deletion of The Regent Kuala Lumpur.

3	Gross operating profit is defined as gross operating revenues less operating expenses.
4	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.
5	Reimbursed costs include the reimbursement of all out-of-pocket costs, including sales and marketing and advertising charges.
6

Operating earnings before other items is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expenses, net plus (v) depreciation and amortization. Operating earnings before other items is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We consider operating earnings before other items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Operating earnings before other items is also used by investors, analysts and our lenders as a measure of our financial performance.

7	Quarterly and year-to-year computations of per share amounts are made independently. The sum of per share amounts for the quarters may not agree with per share amounts for the year.

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All dollar amounts referred to in this news release are US dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

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This news release contains “forward-looking statements” within the meaning of applicable securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on our business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including those described in our annual information form and management’s discussion and analysis for the year ended December 31, 2005 and in this document. (See discussion under “Operating Risks” beginning on page 17 of our Annual Information Form and page 45 of our Management’s Discussion and Analysis for the year ended December 31, 2005, which are available on our website at www.fourseasons.com and on SEDAR at www.sedar.com.) Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and infectious diseases; general economic conditions, fluctuations in relative exchange rates of various currencies, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, the risks associated with our ability to maintain and renew management agreements and expand the portfolio of properties that we manage, relationships with clients and property owners and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons, its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

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We will hold a conference call today at 11 a.m. (Eastern Daylight Time) to discuss the first quarter financial results. The details are:

To access the call dial:	1 (800) 428-5596	(U.S.A. and Canada)
	1 (416) 620-2419	(outside U.S.A. and Canada)

To access a replay of the call, which will be available for one week after the call, dial: 1 (800) 558-5253, Reservation Number 21289532.

A live web cast of the call will also be available by visiting www.fourseasons.com/investor.

This web cast will be archived for one month following the call.

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Dedicated to continuous innovation and the highest standards of hospitality, Four Seasons invented luxury for the modern traveller. From elegant surroundings of the finest quality, to caring, highly personalised 24-hour service, Four Seasons embodies a true home away from home for those who know and appreciate the best. The deeply instilled Four Seasons culture is personified in its employees – people who share a single focus and are inspired to offer great service. Founded in 1960, Four Seasons has followed a targeted course of expansion, opening hotels in major city centers and desirable resort destinations around the world. Currently with 70 hotels in 31 countries, and more than 25 properties under development, Four Seasons will continue to lead luxury hospitality with innovative enhancements, making business travel easier and leisure travel more rewarding. For more information on Four Seasons, visit www.fourseasons.com.